Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Ovid Therapeutics Inc.:

We consent to the use of our report dated March 8, 2017, except as to footnote 11 which is as of April 12, 2017 and footnote 12, which is as of May 1, 2017, with respect to the balance sheets of Ovid Therapeutics Inc. as of December 31, 2016 and 2015, and the related statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years ended December 31, 2016 and 2015 and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York

May 1, 2017